[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

September 8, 2017

VIA HAND DELIVERY AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	John Reynolds
Suying Li
Rufus Decker
Jonathan Burr
James Lopez

Re:	NRE Delaware, Inc.
Draft No. 2 of Registration Statement on Form S-1
Submitted February 13, 2017
CIK No. 0001690680

Ladies and Gentlemen:

On behalf of our client, NRE Delaware, Inc. (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter, dated February 28, 2017, with respect to the above-referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). The Company is concurrently submitting its third draft of the Registration Statement (“Draft No. 3”) via EDGAR, and five courtesy copies of Draft No. 3 marked to show changes to the Registration Statement are being sent to the Staff under separate cover.

The Company respectfully advises the Staff that on July 17, 2017, members of the BGC group entered into a Transaction Agreement to, among other things, acquire all of the outstanding membership interests of Berkeley Point Financial LLC (“Berkeley Point”, and such transaction the “BP Acquisition”) from Cantor Commercial Real Estate Company, L.P. As further described in Draft No. 3, the BGC group will contribute all of the outstanding membership interests in Berkeley Point to the Company in connection with the separation of the Newmark business from the remainder of the businesses held by the members of the BGC group. The BP Acquisition was completed on September 8, 2017. The Company respectfully advises the Staff that many of the updates and other revisions included in Draft No. 3 relate to the completion of the BP Acquisition. The Company also respectfully advises the Staff that since Draft No. 3 includes interim financial statements for the period ended June 30, 2017 (which period precedes the closing of the BP Acquisition), the Company has included in Draft No. 3 separate financial statements for each of the Company and Berkeley Point. In addition, the Company has included in Draft No. 3 recast financial statements of the Company (which include Berkeley Point for all periods presented). The Company respectfully advises the Staff that the Company intends to include only the recast financial statements of the Company (which include Berkeley Point for all periods presented) in the version of the Registration Statement that is publicly filed and updated to include interim financial statements for the period ended September 30, 2017.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Draft No. 3. All references to page numbers in these responses are to the pages of Draft No. 3.

U.S. Securities and Exchange Commission

September 8, 2017

General

1.	We have referred your response to comment 4 to the Division of Investment Management. The Division of Investment Management is reviewing your response. We may have further comment.

Response: The Company respectfully acknowledges the Staff’s comment.

Summary, page 1

2.	We note your response to comments 5 and 10 and reissue them in part. For example,

•	The last risk factor on page 31 addresses the possibility that your dividend policy will be materially different from the distribution policy of Newmark Holdings. Please revise where appropriate to clarify if and how you intend to coordinate these policies so that payouts are not materially different.

•	The last paragraph on page 41 references benefits from the planned distribution and potential business conflicts if the distribution does not occur. Please clarify in plain terms what benefits you expect to lose in the event the distribution does not occur. Additionally, as you would still be controlled by BGC’s affiliates, it is unclear why business conflicts would not remain even if the distribution occurs.

•	The last risk factor on page 42 states that you “may have potential” conflicts of interest. However, it appears that actual conflicts exist. Please revise the summary and risk factors to more clearly identify actual conflicts and the extent to which your business and clients overlap with those of BGC.

Response: In response to the Staff’s comment, the Company has revised pages 11, 37, 47 and 48-50 of Draft No. 3.

3.	We note your revised disclosure and response to prior comment 12. Please revise to disclose, if true, that your conflicts policies grant BGC priority for all corporate opportunities other than those offered “expressly and solely” to you.

Response: The Company respectfully advises the Staff that its conflicts policy does not grant to BGC Partners priority for all corporate opportunities other than those offered expressly and solely to the Company. Instead, the Company’s certificate of incorporation provides that when a third party presents a corporate opportunity to a person who is both a representative of the Company and of a BGC Partners Company or a Cantor Company, such representative of the Company does not have a fiduciary duty to communicate such opportunity to the Company, unless the third party presents the corporate opportunity to such representative of the Company expressly and solely in his or her capacity as a representative of the Company.

U.S. Securities and Exchange Commission

September 8, 2017

Our Post-IPO Organizational Structure, page 5

4.	We read your response to comment 8. Please clarify whether the restricted net assets of Newmark Holdings and Newmark OpCo will exceed 25 percent of Newmark’s net assets. Refer to Rule 4-08(e) of Regulation S-X.

Response: The Company respectfully advises the Staff that the restricted net assets of Newmark Holdings and Newmark OpCo do not exceed 25% of Newmark’s net assets as of June 30, 2017. The Company also does not expect the restricted net assets of Newmark Holdings and Newmark OpCo to exceed 25% of Newmark’s net assets upon the completion of the BP Transaction.

Unaudited Pro Forma Condensed Combined Financial Data, page 55

5.	Due to the complexity of the series of transactions being presented, such as the separation and contribution of assets, the financing transactions and the offering, please revise to present the pro forma adjustments associated with each material transaction in a separate column of your pro forma financial statements followed by a separate pro forma subtotal column.

Response: In response to the Staff’s comment, the Company has revised pages 65-69 of Draft No. 3 to show a separate pro forma adjustment column for each material transaction and a separate pro forma subtotal column.

Compensation Discussion and Analysis, page 103

6.	We note the revised disclosures for incentive plan bonus goals and other bonus goals for 2016. Please revise page 110 to disclose the “criteria and targets” used to determine 2016 bonus compensation. In this regard, it is unclear what level of “improvement or percentage growth” was necessary under the bonus plans.

Response: In response to the Staff’s comment, the Company has revised page 150 of Draft No. 3 to clarify that the targets under the bonus plan reward any improvement or percentage growth.

Combined Statements of Cash Flows, pages F-10 and F-35

7.	We read your response to comment 27. Please revise your financial statements to label as restated the amounts changed due to the error correction. Please also provide the required error correction disclosures. Refer to ASC 250-10-50-7.

Response: In response to the Staff’s comment, the Company performed an analysis under ASC 250 Accounting changes and error corrections and Staff Accounting Bulletin Topic

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September 8, 2017

1.M, Materiality, to determine whether the identified error had a material impact to the Company’s financial statements. The Company obtained an understanding of relevant quantitative and qualitative factors and considered them in evaluating this impact. As a result of this analysis and these various factors, the Company concluded that the corrected error represents an immaterial error correction to the Company’s financial statements. Notwithstanding this conclusion, the Company decided to correct the cash flow presentation as an immaterial error correction to the Company’s financial statements. As it was deemed an immaterial error correction, the Company did not label the financial statements as restated.

Note 6. Related Party Transactions

Loans, Forgivable Loans and Other Receivables from Employees and Partners, pages F-22 and F-48

8.	We read your response to comments 25 and 27. Please tell us in greater detail the nature, terms and purpose of each type of loan and receivable. Please also tell us the services provided and the time commitment associated with providing these services during each period. For employees or partners that cease to provide service, please tell us your experience in collecting the remaining loan or receivable amounts from them versus writing off or impairing them. Please also provide us with a roll forward for each period presented of the loan and receivable activity, presenting separately new cash advances, forgiveness due to service under the contract, write off or impairment for other reasons, cash repayment and other amounts as needed. Please explain the circumstances of the write offs or impairments for other reasons. You reference a portion of your compensation expense that relates to the estimated recovery of employee loans. Please tell us in greater detail what the estimated recovery portion and the remaining portion each consist of and how each amount is computed. Please also tell us as of each balance sheet date presented the amounts of loans and receivables from each of the following:

•	Employees that are not partners,

•	Partners that are also employees,

•	Partners that are not employees.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff as follows:

Please tell us in greater detail the nature, terms and purpose of each type of loan and receivable. . . . You reference a portion of your compensation expense that relates to the estimated recovery of employee loans. Please tell us in greater detail what the estimated recovery portion and the remaining portion each consist of and how each amount is computed.

Employee forgivable loans are loans provided to employees that are forgiven over a stated service period. If at any point before the end of the stated service period the

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September 8, 2017

employee ceases to provide services to the Company, the loan becomes due and payable. The Company recognizes this deferred compensation expense consistent with ASC 710-10-25-9 and amortizes the loans into compensation expense over the service period, which the Company has concluded is a systematic and rational method. If an employee ceases to provide services to the Company, the Company stops amortizing the loan and seeks repayment directly from the former employee or may offset the loan against other amounts owed to the individual.

Cash Advances (“Cash AD”) are upfront cash loans to employees based on anticipated future distributions from profit sharing units such employees have received or will receive over their contractual service period. Profit sharing units are granted periodically and, from an accounting perspective, the distributions these units receive are recognized as compensation expense. To the extent an employee has an outstanding Cash AD balance the employee’s distribution related to unexchangeable profit sharing units is directly applied as a pay down of the outstanding loan. Therefore, the distributions are recognized as a debit to compensation expense and a credit to the loan balance. If an employee ceases to be employed during the contractual service period, then they are no longer entitled to receive distributions and any remaining loan amount becomes due and payable. The Company may immediately seek repayment directly from the individual or may offset the loan against other amounts owed to the individual. If an employee ceases to be employed subsequent to the expiration of his or her contractual service period, the Company forgives any remaining Cash AD loan. Therefore, the Company estimates the expected forgiveness amount at each reporting period and recognizes it as additional compensation expense that offsets the loan balance, thereby amortizing the loan (similar to an employee forgivable loan) as deferred compensation expense in a systematic and rational method consistent with ASC 710-10-25-9.

Other bonus and salary advances are made from time to time pursuant to agreements with employees and partners. These advances are repayable in time frames outlined in the underlying agreements.

Please also tell us the services provided and the time commitment associated with providing these services during each period.

These loans and advances are provided to employees and independent contractor brokers who spend substantially all of their business time working for the Company.

For employees or partners that cease to provide service, please tell us your experience in collecting the remaining loan or receivable amounts from them versus writing off or impairing them.

Employees who have ceased to provide services to the Company in the last two fiscal years and who did not fulfill the terms of their employment agreements represent less than 1% of the loan balance as of June 30, 2017. The Company has recovered to date approximately 60% of these amounts and continues to pursue collection of the remaining balance.

Please also provide us with a roll forward for each period presented of the loan and receivable activity, presenting separately new cash advances, forgiveness due to service under the contract, write off or impairment for other reasons, cash repayment and other amounts as needed.

U.S. Securities and Exchange Commission

September 8, 2017

(in thousands)
Balance at January 1, 2015	$46,589
New loans and cash advances	91,888
Compensation expense(1)	(41,522)
Cash repayments(2)	(7,426)
Interest income	1,450
Loan balances forgiven	(198)

Balance at December 31, 2015	$90,781
New loans and cash advances	126,266
Compensation expense(1)	(30,032)
Cash repayments(2)	(7,908)
Interest income	3,358
Loan balances forgiven	(551)

Balance at December 31, 2016	$181,914
New loans and cash advances	25,333
Compensation expense(1)	(10,457)
Cash repayments(2)	(3,842)
Interest income	1,830
Loan balances forgiven	(201)

Balance at June 30, 2017	$194,577

(1)	Includes distributions on profit units and amortization of expected loan forgiveness which are both accounted for as compensation expense.
(2)	Primarily consists of recovery of salary advances.

Please explain the circumstances of the write offs or impairments for other reasons.

Loan balances forgiven pertain to employees and brokers who ceased to provide services to the Company but otherwise fulfilled the terms of their employment agreements.

Please also tell us as of each balance sheet date presented the amounts of loans and receivables from each of the following:

•	Employees that are not partners,
•	Partners that are also employees,
•	Partners that are not employees.

Predominantly all loans and receivables are from partners. There are an immaterial number of partners that are not employees. An immaterial amount of loans to employees who are not partners are outstanding.

Exhibits, page II-4

9.	Please file your agreement with Knight Frank and your lease agreement for your principal executive offices. See Item 601(b)(10) of Regulation S-K.

U.S. Securities and Exchange Commission

September 8, 2017

Response: In response to the Staff’s comment, the Company has revised page II-5 of Draft No. 3 to include the Company’s lease agreement for its principal executive offices and has submitted the lease agreement, as amended, with Draft No. 3.

The Company does not believe that the benefits derived from, or the restrictions imposed by, the short-term agreement with Knight Frank are material to the Company, or that the termination of the agreement would have a material effect on the Company. Moreover, the Company respectfully advises the Staff that, unless extended, the term of the agreement with Knight Frank is set to expire on December 31, 2017. Thus, the Company respectfully submits to the Staff that the agreement with Knight Frank is not material to the Company and therefore is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

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U.S. Securities and Exchange Commission

September 8, 2017

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1394, or my colleague Raaj Narayan at (212) 403-1349, or, at Morgan, Lewis & Bockius LLP, Christopher T. Jensen at (212) 309-6134 or his colleague George G. Yearsich at (202) 739-5255.

Very truly yours,

/s/ David K. Lam
David K. Lam

Enclosures

cc:	James R. Ficarro, Chief Operating Officer
NRE Delaware, Inc.
Stephen M. Merkel, Executive Vice President, General Counsel and Secretary
BGC Partners, Inc.